Deluxe Corporation
3680 Victoria St. N
Shoreview, MN 55126-2966
P.O. Box 64235
St. Paul, MN 55164-0235
December 5, 2014

Via Edgar and Hand Delivery

Andrew D. Mew
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Deluxe Corporation
Form 10-K for the year ended December 31, 2013
Filed February 28, 2014
File No. 001-07945

Dear Mr. Mew:

This letter contains our response to the comments received from the Staff contained in your letter dated November 21, 2014 (the “Comment Letter”). The Staff’s comments in the Comment Letter have been reproduced here in italics, and are followed immediately by our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 28, and Segment Results, page 31

1.We note your discussion in MD&A of the various factors to which fluctuations in income statement line items are attributed. In addition to discussing the reasons for the changes in the various line items reflected in your income statements, you should also revise to quantify the reasons for the changes, particularly in circumstances where more than one factor is responsible for the change. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, or, you indicate, that “additionally”, an increase was attributed to more than one factor without quantifying the impact of each factor. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple factors cited in your discussion to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section of MD&A.

We acknowledge the Staff’s comment and confirm that in future filings we will modify our disclosures, including prior period disclosures, to quantify the impact of the significant factors contributing to the changes in the line items comprising net income. We note, however, that some of the factors, while clearly apparent to management and describable qualitatively, are not readily quantifiable with the level of precision necessary for disclosure of the quantification in an SEC filing. While we will quantify as many factors as practical, there may remain some factors that are better discussed qualitatively.

As an example, below is the proposed modification to the discussion of consolidated revenue and selling, general and administrative (SG&A) expense for 2013 as compared to 2012. Modifications have been underlined. We will also increase our quantification of the significant factors contributing to the change in our segment operating results.

“The increase in total revenue for 2013, as compared to 2012, was primarily due to price increases in all three segments and growth of $57.5 million in marketing solutions and other services revenue, including incremental revenue of $27.9 million from businesses acquired in 2013 and 2012, as well as growth in our Small Business Services distributor channel of approximately $30 million. These revenue increases were partially offset by lower order volume for our personal check printing businesses and continued pricing pressure on contract renewals within Financial Services.”

“The increase in SG&A expense for 2013, as compared to 2012, was driven primarily by incremental operating expenses of the businesses we acquired in 2013 and 2012 of approximately $20 million, increased Small Business Services commission expense of $10 million due primarily to increased volume, and investments in revenue growth opportunities, including efforts to grow our Small Business Services distributor channel, brand awareness advertising, marketing solutions and other services offers, and enhanced internet capabilities. These increases were partially offset by various expense reduction initiatives totaling approximately $40 million within sales, marketing and our shared services organizations, including improved labor and advertising efficiency, as well as a decrease in performance-based compensation of approximately $7 million and a decrease in medical expense of approximately $6 million.”

2.In light of the materiality of your costs of products sold and costs of services to your overall results of operations, your limited discussion of such costs within your MD&A discussion of gross margin is not adequate to provide investors with an understanding of how changes in these costs impacted your gross margin and your overall results of operations. Additional discussion addressing cost fluctuations for each significant component comprising these costs of sales would provide your investors with an increased knowledge and depth of understanding necessary to properly understand changes in your costs of sales and consequently to evaluate your overall operating results. Please revise to discuss fluctuations for each material component of your costs of products sold and your costs of services. Your revised discussion should include quantification of the reasons for the change, and when more than one factor is responsible for a change, we would expect a separate explanation for each material factor resulting in the overall changes in costs of sales. Consideration should also be given to including a discussion of changes in costs of sales and their resultant impact on segment operating income in your MD&A discussion of the operating results for each of your segments.

We appreciate the Staff’s comments aimed at enhancing our MD&A disclosures. In our case, revenue volume is the most significant driver of our cost of sales. Therefore, we focus our MD&A disclosure on explaining revenue fluctuations, and we discuss any other impacts and/or cost variances to the extent material to operating income. In future filings, we will provide disclosures to make this information more clear to investors.

As an example, below is the proposed modification to our consolidated results of operations discussion for 2013, as compared to 2012, which would replace our discussion of gross margin.

Consolidated Cost of Revenue

(in thousands)	2013	2012	2013 vs. 2012
Total cost of revenue	$561,116	$524,375	7.0%
Total cost of revenue as a percentage of total revenue	35.4%	34.6%	0.8	pt.

Cost of revenue consists primarily of raw materials used to manufacture our products, shipping and handling costs, third-party production costs for outsourced products, payroll and related expenses for fulfillment personnel, information technology costs, depreciation and amortization of assets used in the production process and in support of digital service offerings, and relevant overhead. The increase in total cost of revenue for 2013, as compared to 2012, was attributable to the growth in volume, most notably in our Small Business Services distributor channel, which resulted in a $25 million increase in outsourced product costs in 2013, while the businesses we acquired in 2013 and 2012 incurred incremental costs of approximately $11 million. In addition, delivery rates and material costs increased in 2013. Partially offsetting these increases in total cost of revenue were manufacturing and delivery efficiencies and other benefits resulting from our continued cost reduction initiatives of approximately $15 million.

As for our segment discussion, our key segment performance indicators are revenue, operating income and operating margin. The segment presentation of revenue and operating income and margin in our MD&A is consistent with our earnings releases and other communications with investors. We will continue to describe significant cost variances within the discussion of each segment and we will increase our quantification of such amounts, as practical.

As the underlying business factors discussed in our MD&A are complete and accurate, we do not believe that an amendment to our 2013 Form 10-K is warranted. We plan to file our Form 10-K for the year ending December 31, 2014 in mid-February, and we will incorporate the changes outlined in this letter in that filing.

We hope this letter responds adequately to the Staff’s comments. In connection with our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any further comments or concerns, please contact me at (651) 787-5906 or Jeffrey J. Bata, Vice President, Chief Accounting Officer, at (651)-787-1360. Thank you for your time and consideration.

Sincerely,

/s/ Terry D. Peterson
Terry D. Peterson
Chief Financial Officer